22003446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 28 2022
Washington, DC

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SEC FILE NUMBER
8-10438

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Manhattan Co.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

399 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alvaro Spinola Pinto (Name) 212-756-3232 (Area Code – Telephone Number) aspinola@firstmanhattan.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West (Address) New York (City) NY (State) 10001 (Zip Code)

10/20/03 (Date of Registration with PCAOB)(if applicable) 42 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Alvaro Spinola Pinto, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Manhattan Co., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARC A. AARONSON
Notary Public, State of New York
No. 02AA4730875
Qualified in Westchester County
Commission Expires August 31, 20 22

Notary Public

Signature: ______________________

Title: Senior Managing Director
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ernst & Young LLP
One Manhattan West
New York, New York
10001

Tel: +1 212 773 0000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Partners and Managing Members of
First Manhattan Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Manhattan Co. (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 1975.

February 25, 2022

First Manhattan Co.

Statement of Financial Condition

December 31, 2021

($ in thousands)

Assets		
Cash in bank	$	7,496
Receivable from clearing broker, net		223
Investment advisory fees receivable		48,312
Investments in marketable securities owned by the Company, at fair value (cost $4,999)		5,000
Other marketable securities, at fair value		6,368
Secured demand notes receivable, fully collateralized		5,994
Operating lease right-of-use asset		12,927
Fixed assets, net		1,880
Other assets		5,805
Total assets	$	94,005
Liabilities and Net worth		
Liabilities		
Accounts payable and accrued expenses		40,601
Operating lease liability		15,016
Secured demand notes		5,994
Total liabilities		61,611
Net worth		32,394
Total liabilities and net worth	$	94,005

See accompanying notes

First Manhattan Co.

Notes to Statement of Financial Condition

December 31, 2021
($ in thousands)

1. Organization

First Manhattan Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The Company is the general partner of and/or the investment advisor to twelve investment entities in which the Company has an investment of less than 3% of each entity's total capital. Certain of the investment entities are variable interest entities in accordance with Accounting Standards Codification ("ASC") 810, Consolidation, and others are voting interest entities. The Company does not consolidate these entities because it is not the primary beneficiary of a variable interest entity or does not control the voting power of a voting interest entity. Included in Other Assets on the Statement of Financial Condition is $945 which represents the carrying amount of investments in these investment entities. The Company pays certain expenses on behalf of its limited partners and investment entities and receives reimbursement. Included in Other Assets on the Statement of Financial Condition is $395 of receivables from limited partners and $1,340 of receivables from investment entities and affiliated entities.

The Company earns administrative and investment advisory fees, brokerage commissions and, with respect to five of such entities, is entitled to an incentive allocation if certain conditions are satisfied. For the year ended December 31, 2021, the Company earned $18,466 of commissions and investment advisory fee revenue for services rendered to these entities. Included in the balance of Investment Advisory Fees Receivable is $7,940 which represents the outstanding portion of investment advisory fees receivable from these entities.

2. Significant Accounting Policies

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period.

2. Significant Accounting Policies (continued)

The Company operates as a single segment under ASC 280, Segment Reporting.

The Statement of Financial Condition has been prepared in accordance with U.S. GAAP, as codified in the ASC and set forth by the FASB. Significant accounting policies are as follows:

The Company records all transactions on a trade date basis. Investments owned are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities.

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized based on an accelerated depreciation method over the estimated useful life of the assets. The estimated useful lives of the assets are five years for equipment and seven years for furniture and fixtures. Leasehold improvements include landlord incentives with a net book value of $888. Amortization of leasehold improvements is recognized based on the straight line method over the life of the lease. The estimated useful life of leasehold improvements is the shorter of the useful life of the asset or the remaining lease term.

The fair value of the Company's financial assets and liabilities approximates the carrying value presented in the Statement of Financial Condition.

3. Leases

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

($ in thousands)

3. Leases (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with short-term leases are recognized on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2021 are as follows:

Weighted average remaining operating lease terms	3 years
Weighted average discount rate of operating leases	4.34%

Aggregate future minimum annual rental payments for the years subsequent to December 31, 2021 are approximately as follows:

Year ending December 31:		
2022	$	5,102
2023		5,476
2024		5,482
Total undiscounted lease payments	$	16,060
Less imputed interest		(1,042)
Total lease liability	$	15,018

The operating lease for office space is secured by an irrevocable letter of credit in the amount of $2,150 at December 31, 2021.

($ in thousands)

4. Receivable from Clearing Broker, Net

Receivable from clearing broker, net represents cash maintained at Pershing, interest receivable, commissions and ticket charges earned as an introducing broker for customer transactions, net of clearing and related expenses.

5. Taxes

The Company is a partnership and therefore is not subject to federal, state and local income taxes, but it is subject to the New York City unincorporated business tax. Accordingly, no provision for federal, state and local income tax has been provided in the accompanying financial statement, and the Company has determined that there are no uncertain tax positions.

During 2021, the Company made an irrevocable election to pay certain state taxes on behalf of its limited partners. As a result of this election, the Company has accrued $7,415 of taxes payable included in Accounts payable and accrued expenses on the Statement of Financial Condition. Such amounts have been treated as distributions to partners when calculating Net Worth

6. Secured Demand Notes

Secured demand notes from limited partners of the Company are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $6,368, has also been contributed as capital by the limited partners.

7. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2021, the Company had net capital, as defined, of $23,011, which exceeded the minimum net capital requirement by $22,761.

8. Investments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair

8. Investments (continued)

value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes

that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of December 31, 2021:

($ in thousands)

8. Investments (continued)

	Investments in Securities owned by the Company	Other Marketable Securities
Level 1	$ 5,000	$ 5,111
Level 2	-	1,257
Level 3	-	-
	$ 5,000	$ 6,368

Investments in securities owned by the Company, included in Level I, represent U.S. Government securities.

Other marketable securities represent the nonallowable portions of the market value of collateral in the secured demand notes pledged to the Company. Investments in marketable equities and U.S. Government securities are presented as Level 1, and corporate and municipal bonds are presented as Level 2.

9. Indemnifications

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2021, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. As such, the Company has not recorded an accrual for this contingency at December 31, 2021.

10. Concentration of Credit Risk

The Company is engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as deemed necessary, the credit standing of each broker.

For the year ended December 31, 2021, a single broker cleared the majority of securities transactions.

12. Contingencies

In the ordinary course of business, the Company may be subject to examinations by regulators. It is the opinion of the Company's management, that the resolution of all known actions will not have a material effect on the financial statement of the Company.

13. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the financial statement and has determined that no subsequent events have occurred that would require disclosure in the financial statement or accompanying notes.